Exhibit 99.20

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5 Canada

Consent of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, Manager of Sprott Physical Copper Trust

We, KPMG LLP, consent to the use of:

•	our report dated March 13, 2026 on the financial statements of Sprott Physical Copper Trust (the “Trust”) which comprise the statements of financial position as at December 31, 2025 and 2024, the statements of comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2025 and the period from April 12, 2024 (inception) to December 31, 2024, and the related notes, and

•	our report dated March 20, 2025 on the financial statements of the Trust which comprise the statement of financial position as at December 31, 2024, the statements of comprehensive income (loss), changes in equity and cash flows for the period from April 12, 2024 (inception) to December 31, 2024, and notes to the financial statements, including a summary of material accounting policies each of which is incorporated by reference in Amendment No. 1 to the Registration Statement on Form 40-F.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

April 29, 2026

Toronto, Canada

© 2026 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.